Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$3,115	$3,781	$3,260	$1,943	$2,388
Adjustment for companies accounted for by the equity method	(8)	(72)	(74)	(50)	6
Less: Capitalized interest	(37)	(46)	(38)	(47)	(49)
Add: Amortization of capitalized interest	37	36	35	37	37
	3,107	3,699	3,183	1,883	2,382
Fixed charges:
Interest and debt expense	464	447	590	408	376
Capitalized interest	37	46	38	47	49
Rental expense representative of interest factor	121	103	89	101	107
	622	596	717	556	532
Total adjusted earnings available for payment of fixed charges	$3,729	$4,295	$3,900	$2,439	$2,914
Number of times fixed charges earned	6.0	7.2	5.4	4.4	5.5